Independence Contract Drilling, Inc.
20475 State Highway 249, Suite 300
Houston, Texas 77070

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Division of Corporation Finance

April 19, 2022

Re:	Independence Contract Drilling, Inc. Registration Statement on Form S-3 Filed April 13, 2022 File No. 333-264286

Ladies and Gentlemen:

Please accept this letter as an amendment to the above-referenced registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

We appreciate the staff’s comments, and request that the staff contact Philip A. Choyce at (281) 878-8710 with any questions or comments.

Philip A. Choyce Philip A. Choyce, Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Sincerely, /s/ Philip A. Choyce Philip A. Choyce, Executive Vice President, Chief Financial Officer, Treasurer and Secretary